SYNERGY PHARMACEUTICALS, INC.

420 Lexington Avenue, Suite 1609

New York, NY 10170

November 14, 2011

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Karen Ubell

Re:          Synergy Pharmaceuticals, Inc.

File No. 333-177730

Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

The request filed by Synergy Pharmaceuticals, Inc. (the “Company”) on November 10, 2011 for withdrawal of the registration statement on Form S-3 (File No. 333-177730) is hereby withdrawn.

Should you have any questions concerning the foregoing, please contact the undersigned at (212) 297-0020 or Jeffrey Fessler of Sichenzia Ross Friedman Ference LLP, the Company’s legal counsel, at (212) 398-4627.

SYNERGY PHARMACEUTICALS, INC.

By:	/s/ Gary S. Jacob
Gary S. Jacob
Chief Executive Officer